Exhibit 99.1

PRESS RELEASE

ASLAN PHARMACEUTICALS ANNOUNCES RECEIPT OF NASDAQ DEFICIENCY NOTICE REGARDING MINIMUM BID PRICE REQUIREMENT

San Mateo, California, and Singapore, January 8, 2024 - ASLAN Pharmaceuticals (NASDAQ: ASLN) (“ASLAN” or the “Company”), announced today that on January 5, 2024, it received a written notice (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company is not in compliance with the US$1.00 minimum bid price requirement under the Nasdaq Listing Rules (the “Listing Rules”). Based on the closing bid price of the Company’s listed securities for the 30 consecutive business days ended January 4, 2024, the Company has not met the minimum bid price requirement set forth in Listing Rule 5550(a)(2) during that period. The Notice is only a notification of deficiency and has no immediate effect on the listing of the Company’s American Depositary Shares (“ADS”). The Company’s ADSs will continue to trade on the Nasdaq Capital Market at this time. The Company’s receipt of the Notice does not impact the Company’s business, operations or reporting requirements with the Securities and Exchange Commission.

The Notice states that under Listing Rule 5810(c)(3)(A) the Company is provided with a period of 180 calendar days, or until July 3, 2024, to regain compliance with the Listing Rules. To regain compliance with the Listing Rules, the closing bid price of the Company’s ADSs must meet or exceed US$1.00 per ADS for at least ten consecutive business days. In the event the Company does not regain compliance by July 3, 2024, the Company may be eligible for an additional 180 calendar day period to regain compliance or may face delisting.

The Company intends to continue to monitor the closing bid price of its ADSs between now and July 3, 2024, and to evaluate its available options to regain compliance.

The Company fully intends to resolve the deficiency and regain compliance with the Listing Rules.

About ASLAN Pharmaceuticals

ASLAN Pharmaceuticals (Nasdaq: ASLN) is a clinical-stage, immunology-focused biopharmaceutical company developing innovative treatments to transform the lives of patients. ASLAN is developing eblasakimab, a potential first-in-class antibody targeting the IL-13 receptor in moderate-to-severe atopic dermatitis (AD) with the potential to improve upon current biologics used to treat allergic disease, and has reported positive topline data from a Phase 2b dose-ranging study in moderate-to-severe AD patients. ASLAN is also developing farudodstat, a potent oral inhibitor of the enzyme dihydroorotate dehydrogenase (DHODH) as a potential first-in-class treatment for alopecia areata (AA) in a Phase 2a, proof-of-concept trial with an interim readout expected in mid-2024. ASLAN has teams in San Mateo, California, and in Singapore. For additional information please visit the Website or follow ASLAN on LinkedIn.

Forward looking statements

This release contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of ASLAN Pharmaceuticals Limited and/or its affiliates (the “Company”). These forward-looking statements may include, but are not limited to, statements regarding the Company’s intention to resolve the deficiency and regain compliance with the Nasdaq Listing Rules. The Company’s estimates, projections and other forward-looking statements are based on management’s current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations, or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of many risks and uncertainties, which include, unexpected safety or efficacy data observed during preclinical or clinical studies; clinical site activation rates or clinical trial enrolment rates that are lower than expected; the impact of health epidemics or pandemics, the ongoing conflict between Ukraine and Russia, as well as ongoing conflicts in the Middle East on the Company’s business and the global economy; general market conditions; changes in the competitive landscape; and the Company’s ability to obtain sufficient financing to fund its strategic and clinical development plans. Other factors that may cause actual results to differ from those expressed or implied in such forward-looking statements are described in the Company’s U.S. Securities and Exchange Commission filings and reports (Commission File No. 001- 38475), including the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 24, 2023. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections, and other forward-looking statements. Estimates, projections, and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection, or forward-looking statement.

Ends

Media and IR contacts

Emma Thompson Spurwing Communications Tel: +65 6206 7350 Email: ASLAN@spurwingcomms.com	Ashley R. Robinson LifeSci Advisors, LLC Tel: +1 (617) 430-7577 Email: arr@lifesciadvisors.com